Brookfield Renewable Energy Partners L.P.

Q3 2015 INTERIM REPORT

TABLE OF CONTENTS

Letter to Shareholders	1
Generation and Financial Review for the Three Months Ended September 30, 2015	10
Generation and Financial Review for the Nine Months Ended September 30, 2015	18
Analysis of Consolidated Financial Statements and Other Information	25
Unaudited Interim Consolidated Financial Statements	46

our operations

We operate our facilities through continental operating platforms in North America, Latin America and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 207 hydroelectric generating stations, 37 wind facilities, three biomass facilities and two natural gas-fired plants. Overall, the assets we own or manage have 7,284 MW of generating capacity and annual generation of 25,766 GWh based on long-term averages. The table below outlines our portfolio as at September 30, 2015:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,367	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,540	4,843
Latin America(4)	24	39	84	821	4,241	-
	73	207	577	5,372	20,781	4,843
Wind(5)
North America
United States	-	7	687	434	1,113	-
Canada	-	3	220	406	1,197	-
	-	10	907	840	2,310	-
Latin America	-	5	75	150	587	-
Europe	-	22	270	587	1,508	-
	-	37	1,252	1,577	4,405	-
Other(6)	-	5	11	335	580	-
	73	249	1,840	7,284	25,766	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America and two natural gas-fired (“Co-gen”) plants in North America.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2015 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,213	3,239	2,114	2,801	11,367
Canada	1,229	1,580	1,162	1,202	5,173
	4,442	4,819	3,276	4,003	16,540
Latin America(4)	1,113	1,047	1,033	1,048	4,241
	5,555	5,866	4,309	5,051	20,781
Wind(5)
North America
United States	252	373	269	219	1,113
Canada	324	292	238	343	1,197
	576	665	507	562	2,310
Latin America	145	146	148	148	587
Europe	449	324	292	443	1,508
	1,170	1,135	947	1,153	4,405
Other(6)	52	160	203	165	580
Total	6,777	7,161	5,459	6,369	25,766

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America and two Co-gen plants in North America.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

The business is performing well and we continue to make significant progress on our investing, development, and capital recycling programs. The third quarter is seasonally our lowest from a generation perspective and one in which we take advantage of lower inflows to perform a majority of our sustaining capital and asset optimization work. Accordingly, we delivered Adjusted EBITDA of $242 million and Funds From Operations of $80 million during the quarter.

Focus on growth and liquidity

Since 2011, we have invested along with our partners over $4 billion into growth opportunities across multiple market segments and assets where there is less competition, and where our operating and marketing expertise should allow us to maximize returns over time. These investments, such as long life hydro facilities in North America, development pipelines in Europe, and more recently distressed wind and hydro in Brazil have largely been tied to power market and economic recovery.  During the quarter, we progressed three initiatives that highlight this strategy:

1.     We agreed to acquire a portfolio of two operating hydro stations in the northeastern United States with 292 megawatts of installed capacity for approximately $860 million. The acquisition benefits from synergies with our 417 megawatt Safe Harbor facility on the same river, as well as a diverse revenue stream, long-term operating licenses and a market facing significant coal retirements and increasing reliance on renewables. We expect to maintain an approximate 40% economic interest in the portfolio and the transaction is expected to close in the first quarter of 2016.

2.     We completed a 10-year, $400 million refinancing of our 600 megawatt Bear Swamp hydroelectric pumped storage facility in New England. We bought this facility with our joint venture partner in the mid-2000s for $99 million during a period of depressed energy prices. Since that time, we have been able to sell energy and capacity into wholesale markets, enter long-term power sale contracts, and refinance the asset based on rising capacity prices. This most recent refinancing provided us with $135 million of incremental proceeds, representing low-cost capital which we can redeploy into new growth opportunities.

3.     We advanced the construction of 127 megawatts of hydroelectric and biomass projects in Brazil, and also began construction of a 14 megawatt wind project in Northern Ireland. These projects benefit from attractive long-term contracts and should allow us to deploy capital at over 20% returns in Brazil and 15% returns in Europe. Over the next five years, we expect to build and commission approximately 1,000 megawatts of greenfield projects while continuing to replenish our pipeline to ensure a steady stream of growth opportunities.

The significant volatility in energy markets is an opportunity for us to grow our portfolio, optimize our cash flow profile and surface value from existing assets. In North America, capacity prices in the northeast U.S. continue to rise as the impact of coal retirements takes hold. We participated in the recent forward capacity auctions in the PJM market and secured capacity revenues for our facilities in Pennsylvania, Tennessee and North Carolina at attractive pricing. In addition, the portfolio is well positioned to benefit from various state-level procurement programs to attract firm, long-term supply of carbon-free energy and capacity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

We continue to maintain high levels of liquidity and a strong access to capital. We currently have approximately $1 billion of near-term liquidity and we believe that have the ability to surface significant additional capital from refinancing underleveraged projects and, on a selective basis, further asset sales.

Outlook

The capital markets have seen a sharp selloff of many North American and European independent power producers, some of whose share prices have declined by 40-50%. Much of this weakness has been the result of a continued slowdown in commodities, the prospect of rising interest rates, as well as issuer-specific concerns. We believe that our business is well-insulated from these factors and we continue to focus our business on initiatives that drive a long term total return to our shareholders, as opposed to just near term cash flow accretion. On that basis, we continue to prioritize our operations on owning and operating the highest quality hydroelectric assets acquired during periods of distress and with the potential for significant upside from rising prices, proprietary development that can generate superior returns, multi technology operating capabilities and a global growth mandate. Access to capital, deep institutional partnerships, and Brookfield’s sponsorship provide support to achieve our growth objectives.

Accordingly, we plan to deploy $500 to $600 million annually into new investments over the next five years, and expect that this could lead us into new markets in which we can broaden our geographic footprint and build a larger and more scalable business over time. We remain confident in our ability to deliver 12-15% total returns to shareholders over the long-term including cash distribution increases in the range of 5-9% annually.

We look forward to reporting on our progress next quarter and truly appreciate your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

November 3, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Our Competitive Strengths

Brookfield Renewable Energy Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $19 billion in assets, 7,284 MW of installed capacity, and long-term average generation from operating assets of 25,766 GWh. Our portfolio includes 207 hydroelectric generating stations on 73 river systems, 37 wind facilities and three biomass facilities, diversified across 14 power markets in North America, Latin America and Europe.

Long-term Average Generation by Source of Energy	Long-term Average Generation by Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 3,000 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 78 hydroelectric facilities totaling approximately 2,060 MW, 38 wind facilities totaling approximately 1,680 MW and three biomass facilities totaling 120 MW. For the nine months ended September 30, 2015, we acquired or commissioned hydroelectric facilities, wind facilities and biomass facilities that have an installed capacity of 163 MW, 410 MW and 120 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of Funds From Operations and a long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 87% of our 2015 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With approximately $19 billion of assets, our debt to total capitalization is 43% and approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively. Our available liquidity at quarter end included approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2015

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

Operating Results

	Three months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Generation (GWh)
Long-term average	5,459	5,065
Actual	4,992	4,383
Revenues	$337	$342
Adjusted EBITDA	$242	$223
Funds From Operations	$80	$61
Net income (loss)	$27	$(25)

We successfully managed our assets with no material planned outages, high availability and reliability in line with plan.

North America

•          Inflows at our hydroelectric portfolio were, in the aggregate, marginally below prior year. Our U.S. portfolio performed in line with long-term average while the Canadian portfolio was below long-term average due to adverse hydrological conditions. Revenues benefited from stronger capacity and ancillary revenues coupled with increased generation at facilities with higher relative pricing. This was offset by the shortfall in generation from elsewhere in the portfolio, over the prior year

•          While our wind portfolio performed ahead of prior year it was still below long-term average due to weak wind conditions

Latin America

•          Generation from our hydroelectric portfolio was ahead of the prior year but still below long-term average due to the impact of the continuing drought conditions

•          In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. We elected not to renew these concession agreements in exchange for compensation of $17 million

•          The recently acquired wind portfolio performed in line with long-term average while the hydroelectric portfolio was marginally below due to the aforementioned hydrological conditions

Europe

•          The Irish wind portfolio performed in line with long-term average as there was a return to more normal wind conditions

•          The recently acquired and commissioned facilities in Ireland and Portugal performed in line with long-term average

•          Continued to expand our operations, secured higher revenues through re-contracting and green credit sales initiatives, and integrated the recently acquired development portfolio in Scotland

Growth and Development

In July 2015 we, along with our institutional partners, completed the sale of the 102 MW wind portfolio in California for gross cash consideration of $143 million, inclusive of working capital adjustments, and a

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

gain of $53 million.  Our gain, which represents the 22% interest in the facility and is net of the cash portion of non-controlling interests, was $12 million.

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh annually. The transaction is expected to close in the fourth quarter of 2015, subject to typical closing conditions.  We will retain a 100% interest in these facilities.

We continued to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil. Collectively, these four projects are expected to generate 624 GWh annually with commissioning expected between 2016 and 2018. We also continued construction, on scope, schedule and budget, of a 14 MW wind project in Northern Ireland expected to generate 38 GWh annually with commissioning expected in 2016.

Subsequent to quarter end, we entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate generating capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. We are pursuing this transaction with our institutional partners, and expect to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

Liquidity and Capital Resources

Our available liquidity at quarter end included approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 43% and approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

During the quarter, we completed the following financing initiatives:

•          Secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s rate, plus 1.4% and matures in October 2035.

•          Completed the final drawdown of €20 million ($22 million) on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

•          Reduced the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

Subsequent to quarter end, we completed a $400 million bond financing and a $26 million letter of credit and working capital facility associated with our 600 MW pumped-storage and 10 MW hydroelectric facilities in New England. We retain a 50% equity-accounted, interest in this facility.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Operational information(1)
Capacity (MW)	7,284	6,707	7,284	6,707
Long-term average generation (GWh)(2)	5,459	5,065	19,174	17,526
Actual generation (GWh)(2)	4,992	4,383	17,215	16,709
Average revenue ($ per MWh)	68	78	72	80
Selected financial information
Revenues	$337	$342	$1,236	$1,296
Adjusted EBITDA(3)	242	223	919	943
Funds From Operations(3)	80	61	379	444
Adjusted Funds From Operations(3)	65	46	334	401
Net income (loss)	27	(25)	113	172
Funds From Operations per LP Unit(3)(4)	0.29	0.22	1.37	1.65
Distributions per LP Unit - last 12 months(5)	1.64	1.53	1.64	1.53
	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Balance sheet data:
Property, plant and equipment, at fair value	$17,511	$18,566
Equity-accounted investments	239	273
Total assets	18,697	19,849

Long-term debt and credit facilities	7,616	7,678
Deferred income tax liabilities	2,485	2,637
Total liabilities	10,864	10,968

Preferred equity	634	728
Participating non-controlling interests - in operating subsidiaries	2,231	2,062
General partnership interest in a holding subsidiary held by Brookfield	48	59
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,337	2,865
Limited partners' equity	2,583	3,167
Total equity	7,833	8,881
Debt to total capitalization(6)	43%	40%

(1)       Includes 100% of capacity and generation from equity-accounted investments.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended September 30, 2015” and “Financial Review by Segments for the Nine Months Ended September 30, 2015”.

(4)       For the three and nine months ended September 30, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million and 275.7 million, respectively (2014: 275.6 million and 269.5 million).

(5)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(6)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2015 is provided as of November 3, 2015. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders, Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments; Latin America; and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. Refer to Note 16 – Segmented information in our interim consolidated financial statements for further details.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Three Months Ended September 30, 2015” and “Financial Review by Segments for the Nine Months Ended September 30, 2015”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues, other income, and our share of cash earnings from equity-accounted investments less direct costs (including energy marketing costs), before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and nine months ended September 30, 2014, Funds From Operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,117	2,183	2,114	2,160	3	23	(66)
Canada	952	987	1,162	1,233	(210)	(246)	(35)
	3,069	3,170	3,276	3,393	(207)	(223)	(101)
Latin America	879	633	1,033	887	(154)	(254)	246
	3,948	3,803	4,309	4,280	(361)	(477)	145
Wind
North America
United States	185	240	269	341	(84)	(101)	(55)
Canada	155	152	238	238	(83)	(86)	3
	340	392	507	579	(167)	(187)	(52)
Latin America	137	-	148	-	(11)	-	137
Europe	295	174	292	160	3	14	121
	772	566	947	739	(175)	(173)	206
Other	272	14	203	46	69	(32)	258
Total(2)	4,992	4,383	5,459	5,065	(467)	(682)	609

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Latin America continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of contracted power in the portfolio, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Generation for the three months ended September 30, 2015 totaled 4,992 GWh, below the long-term average of 5,459 GWh and an increase of 609 GWh compared to the prior year. The contribution from the recent growth in the portfolio was 683 GWh.

The hydroelectric portfolio generated 3,948 GWh, below the long-term average of 4,309 GWh and an increase of 145 GWh compared to the prior year. Inflows in our North American portfolio were in line compared to prior year. The United States portfolio was in line with long-term average while the Canadian portfolio was below. Inflows in Brazil improved compared to the prior year but remained below the long-term average due to the continuing drought conditions. Generation from the growth in our portfolio was 256 GWh which was in line with our long-term average.

The wind portfolio generated 772 GWh, below the long-term average of 947 GWh and an increase of 206 GWh compared to the prior year. Generation from the prior year includes 64 GWh related to our recently sold 102 MW wind facility in California. Generation at our North American portfolio was ahead of the prior year but, due to wind conditions, was below long-term average. The Irish portfolio returned to the long-term average due to improved wind conditions. Contributions from our recently acquired and commissioned facilities in Europe and Latin America were 258 GWh which was in line with the long-term average.

The recently acquired biomass portfolio in Brazil generated 169 GWh while our co-gen facility in New York generated 103 GWh.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$337	$342
Other income(1)(2)	42	3
Share of cash earnings from equity-accounted investments	5	10
Direct operating costs	(142)	(132)
Adjusted EBITDA(3)	242	223
Interest expense – borrowings	(107)	(106)
Management service costs	(11)	(14)
Current income taxes	(7)	(5)
Less: cash portion of non-controlling interests
Preferred equity	(7)	(10)
Participating non-controlling interests - in operating subsidiaries	(30)	(27)
Funds From Operations(3)	80	61
Less: adjusted sustaining capital expenditures(4)	(15)	(15)
Adjusted Funds From Operations(3)	65	46
Add: cash portion of non-controlling interests(1)	78	37
Add: adjusted sustaining capital expenditures	15	15
Other items:
Depreciation	(153)	(145)
Unrealized financial instruments (loss) gain	(1)	9
Share of non-cash loss from equity-accounted investments	(2)	(3)
Deferred income tax recovery	26	27
Other	(1)	(11)
Net income (loss)	$27	$(25)

Basic and diluted earnings per LP Unit(5)	$(0.07)	$(0.13)

(1)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and Note 15 - Other income in our interim consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Three Months Ended September 30, 2015”.

(4)       Based on long-term sustaining capital expenditure plans.

(5)       Average LP Units outstanding during the period totaled 143.3 million (2014: 143.3 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Revenues totaling $337 million represent a decrease of $5 million.

In our North American hydroelectric portfolio, stronger capacity and ancillary revenues and increased generation at facilities with higher relative pricing were offset by the shortfall in generation from elsewhere in the portfolio, over the prior year. Improved hydrological conditions in Brazil contributed a $3 million increase.

A return to more normal wind conditions in Ireland and stronger performance at our U.S. wind portfolio resulted in a $9 million increase.

The recent growth across our entire portfolio contributed revenues of $28 million. The 102 MW wind facility in California sold at the beginning of the quarter had contributed revenues of $8 million in the prior year.

Canadian dollar and Euro exposure, representing 30% of our entire portfolio, continues to be proactively managed through foreign currency contracts. The Brazilian Real exposure, representing 20% of our entire portfolio, is not hedged through foreign currency contracts due to high associated costs. However, the exposure is mitigated by the annual inflation-linked escalations in our power purchase agreements. The appreciation of the U.S. dollar resulted in a $38 million reduction in revenues. This also affected operating and borrowing costs and, with the effect of the ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $3 million.

The average total revenue per MWh of $68 decreased $10 per MWh, primarily attributable to the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $142 million represent an increase of $10 million, primarily reflecting timing differences from prior year and the growth in our portfolio.

Interest expense totaling $107 million represents an increase of $1 million, as incremental borrowing costs of $18 million were attributable to the growth in our portfolio.

Management service costs totaling $11 million represent a decrease of $3 million which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $37 million is in line with the prior year.

Funds From Operations totaling $80 million represent an increase of $19 million, primarily attributable to the gain on the sale of the 102 MW wind facility in California and the compensation related to the expiration of the concession agreements in Brazil.

Net income totaling $27 million represents an increase of $52 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 16 - Segmented information in our interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	2,114	1,162	3,276	1,033	4,309
Generation (GWh) – actual(1)(2)	2,117	952	3,069	879	3,948
Revenues	$153	$55	$208	$49	$257
Adjusted EBITDA(3)	89	43	132	57	189
Funds From Operations(3)	$29	$29	$58	$42	$100
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	2,160	1,233	3,393	887	4,280
Generation (GWh) – actual(1)(2)	2,183	987	3,170	633	3,803
Revenues	$151	$64	$215	$60	$275
Adjusted EBITDA(3)	98	47	145	44	189
Funds From Operations(3)	$47	$28	$75	$30	$105

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended September 30, 2015”.

North America

Generation from the portfolio was 3,069 GWh, below the long-term average of 3,276 GWh and lower than prior year generation of 3,170 GWh.

Revenues totaling $208 million represent a decrease of $7 million. Funds From Operations totaling  $58 million represent a decrease of $17 million.

United States

Generation from the portfolio was 2,117 GWh, consistent with the long-term average of 2,114 GWh and lower than prior year generation of 2,183 GWh. Lower inflows in New York, New England, Tennessee and North Carolina were partially offset by higher generation in Louisiana and a full quarter’s contribution from the step-up purchase of the Pennsylvania facility acquired in 2014.

Revenues totaling $153 million represent an increase of $2 million, primarily attributable to the growth in our portfolio. The benefit of relatively stronger capacity and ancillary revenues, particularly in the southeastern United States, and increased generation at our Louisiana facility which also has a higher relative contract price was offset by the decrease in generation.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Funds From Operations totaling $29 million represent a decrease of $18 million. The growth in our portfolio resulted in increased operating and borrowing costs, while timing differences from the prior year resulted in increased operating costs. Lower realized pricing impacted results at our equity-accounted pumped-storage facility.

Canada

Generation from the portfolio was 952 GWh, below the long-term average of 1,162 GWh and lower than prior year generation of 987 GWh. The variances were primarily attributable to lower than average inflows across the portfolio.

Revenues totaling $55 million represent a decrease of $9 million. The decrease in generation was offset by the annual escalations in our power purchase agreements. The appreciation of the U.S. dollar impacted revenues by $10 million, but operating and borrowing costs were also affected and the net impact on Funds From Operations was fully offset by the ongoing foreign currency hedging program.

Funds From Operations totaling $29 million represent an increase of $1 million.

Latin America

Generation from the portfolio was 879 GWh, below the long-term average of 1,033 GWh and higher than prior year generation of 633 GWh. While generation from our existing facilities increased 77 GWh compared to the prior year, hydrology in Brazil continues to be affected by the drought conditions. The recently acquired facilities in Brazil generated 169 GWh, below the long-term average of 208 GWh.

Revenues totaling $49 million represent a decrease of $11 million. Revenues increased due to the higher generation, and the recently acquired facilities contributed $7 million of revenues. The appreciation of the U.S. dollar impacted revenues by $21 million, but also affected operating and borrowing costs, resulting in a net decrease in Funds From Operations of $11 million.

Funds From Operations totaling $42 million represent an increase of $12 million, primarily attributable to the $17 million compensation in relation to our election to not renew expired concession agreements for two Brazilian facilities. Operating and borrowing costs, and the cash portion of non-controlling interests increased primarily due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

WIND

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	269	238	507	148	292	947
Generation (GWh) – actual(1)(2)	185	155	340	137	295	772
Revenues	$23	$16	$39	$6	$25	$70
Adjusted EBITDA(3)	26	10	36	5	15	56
Funds From Operations(3)	$15	$3	$18	$1	$3	$22
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	341	238	579		N/A	160	739
Generation (GWh) – actual(1)(2)	240	152	392		N/A	174	566
Revenues	$28	$19	$47	$	N/A	$18	$65
Adjusted EBITDA(3)	17	13	30		N/A	11	41
Funds From Operations(3)	$3	$4	$7	$	N/A	$2	$9

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended September 30, 2015”.

North America

Generation from the portfolio was 340 GWh, below the long-term average of 507 GWh and lower than prior year generation of 392 GWh.

Revenues totaling $39 million represent a decrease of $8 million. Funds From Operations totaling $18 million represent an increase of $11 million.

United States

Generation from the portfolio of 185 GWh was below the long-term average of 269 GWh and ahead of prior year generation of 176 GWh.

Revenues totaling $23 million represent an increase of $3 million due to the annual escalations in our power purchase agreements and the increase in generation. Funds from Operations totaling $3 million represent an increase of $1 million.

The 102 MW wind facility in California sold at the beginning of the quarter had contributed 64 GWh in generation, $8 million in revenues, and $1 million in Funds From Operations in the prior year.    Our share of the gain on the sale of the wind facility recognized in the quarter was $12 million.

Canada

Generation from the portfolio was 155 GWh, below the long-term average of 238 GWh due to lower wind conditions, and consistent with prior year generation of 152 GWh.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Revenues totaling $16 million represent a decrease of $3 million attributable to the appreciation of the U.S. dollar. Funds From Operations totaling $3 million represent a decrease of $1 million, as the impact of the appreciation of the U.S. dollar on operating and borrowing costs partly offset the effect on revenues.

Latin America

Generation from the recently acquired wind portfolio in Brazil of 137  GWh was in line with the long-term average of 148  GWh.

Revenues and Funds From Operations totaled $6  million and $1 million, respectively.

Europe

Generation from the portfolio of 295 GWh was in line with the long-term average of 292 GWh, and higher than prior year generation of 174 GWh. Generation in the prior year included 60 GWh from a recently built project which was in the final stages of commercialization but was receiving payments under its power purchase agreement, tied to production. Generation from our existing facilities in Ireland was in line with the long-term average due to a return to normal wind conditions over prior year. The facilities recently commissioned in Ireland and the acquired portfolio in Portugal contributed 71  GWh and 50  GWh, respectively, which were consistent with the long-term averages.

Revenues totaling $25  million represent an increase of $7 million. The increase in revenues attributable to the higher generation in Ireland was $6  million, and the contribution from our recently acquired portfolio in Portugal was $5  million. The appreciation of the U.S. dollar impacted revenues by $4  million but operating and borrowing costs were also affected and the net impact was $1 million. Funds From Operations totaling $3  million represent an increase of $1 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	7,582	7,859	8,566	7,989	(984)	(130)	(277)
Canada	3,792	3,856	3,971	3,914	(179)	(58)	(64)
	11,374	11,715	12,537	11,903	(1,163)	(188)	(341)
Latin America	2,451	2,576	2,976	2,714	(525)	(138)	(125)
	13,825	14,291	15,513	14,617	(1,688)	(326)	(466)
Wind
North America
United States	746	940	1,048	1,120	(302)	(180)	(194)
Canada	671	731	854	854	(183)	(123)	(60)
	1,417	1,671	1,902	1,974	(485)	(303)	(254)
Latin America	322	-	294	-	28	-	322
Europe(2)	1,072	592	1,050	591	22	1	480
	2,811	2,263	3,246	2,565	(435)	(302)	548
Other	579	155	415	344	164	(189)	424
Total(3)	17,215	16,709	19,174	17,526	(1,959)	(817)	506

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation during the nine months ended September 30, 2015 totaled 17,215 GWh, below the long-term average of 19,174 GWh and an increase of 506 GWh compared to the prior year. The contribution from the recent growth in the portfolio was 1,940 GWh.

The hydroelectric portfolio generated 13,825 GWh, below the long-term average of 15,513 GWh and a decrease of 466 GWh compared to the prior year. The generation from our recently acquired or commissioned facilities was 869 GWh which was below long-term average. The variances were attributable to lower inflows, largely over the first half of this year, across the portfolio.

The wind portfolio generated 2,811 GWh, below the long-term average of 3,246 GWh and an increase of 548 GWh compared to the prior year:

•         The North American portfolio generated 1,417 GWh, below the long-term average of 1,902 GWh and a decrease of 254 GWh compared to the prior year. Generation from the prior year includes our recently sold 102 MW wind facility in California. Our portfolio performed below long-term average and below the prior year due to weak wind conditions in the first half of this year

•         The Irish portfolio generated 633 GWh, which was in line with the long-term average and an increase compared to the prior year due to improved wind conditions throughout this year.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

•         The contributions from our recently acquired and commissioned facilities in Europe and Latin America were 761 GWh, which was above the long-term average

The recently acquired biomass portfolio in Brazil contributed 310 GWh while our co-gen facility in New York contributed 269 GWh.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$1,236	$1,296
Other income(1)(2)	75	8
Share of cash earnings from equity-accounted investments	18	25
Direct operating costs	(410)	(386)
Adjusted EBITDA(3)	919	943
Fixed earnings adjustment(4)	-	11
Interest expense – borrowings	(326)	(309)
Management service costs	(38)	(38)
Current income taxes	(17)	(19)
Less: cash portion of non-controlling interests
Preferred equity	(23)	(29)
Participating non-controlling interests - in operating subsidiaries	(136)	(115)
Funds From Operations(3)	379	444
Less: adjusted sustaining capital expenditures(5)	(45)	(43)
Adjusted Funds From Operations(3)	334	401
Add: cash portion of non-controlling interests(1)	200	144
Add: adjusted sustaining capital expenditures	45	43
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(472)	(400)
Unrealized financial instruments (loss) gain	(9)	5
Share of non-cash loss from equity-accounted investments	(8)	(15)
Deferred income tax recovery	38	8
Other	(15)	(3)
Net income	$113	$172

Basic and diluted earnings per LP Unit(6)	$0.10	$0.31

(1)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and Note 15 - Other income in our interim consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Nine Months Ended September 30, 2015”.

(4)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(5)       Based on long-term sustaining capital expenditure plans.

(6)       Average LP Units outstanding during the period totaled 143.4 million (2014: 137.2 million).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Revenues totaled $1,236 million which represented a decrease of $60 million.

In North America, the decrease in generation combined with a relatively lower pricing environment in the first quarter of 2015 in our hydroelectric portfolio, resulted in a $72 million decrease in revenues. Lower inflows in Brazil were partially offset by strong power prices captured from un-contracted power, with the net result being a decline of $20 million.

The decrease in generation at our North American wind facilities was partially offset by a return to more normal wind conditions in Ireland.  The net impact was a $15 million decrease in revenues.

The recent growth across the portfolio contributed revenues of $159 million. The 102 MW wind facility in California sold at the beginning of the third quarter had contributed revenues of $8 million in the same quarter of the prior year.

The appreciation of the U.S. dollar resulted in a $96 million reduction in revenues. This also affected operating and borrowing costs, and the net impact on Funds From Operations was largely offset by the ongoing foreign currency hedging program.

The average total revenue per MWh of $72 decreased $8 per MWh from the prior year, reflecting the impact of the relatively lower pricing environment in the first quarter of 2015 and the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $410 million represent an increase of $24 million, primarily reflecting the growth in our portfolio.

Interest expense totaling $326 million represents an increase of $17 million. The borrowing costs attributable to the growth in our portfolio and the issuance of C$400 million of medium-term corporate notes were partially offset by the savings attributable to normal course repayments on certain subsidiary borrowings.

Management service costs totaling $38 million are in line with the prior year.

The cash portion of non-controlling interests totaling $159 million represents an increase of $15 million. The increase of $44 million related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $379 million represent a decrease of $65 million.

Net income totaling $113 million represents a decrease of $59 million. Depreciation and amortization increased due to the recent growth in the portfolio and the increased fair value of existing facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	8,566	3,971	12,537	2,976	15,513
Generation (GWh) – actual(1)(2)	7,582	3,792	11,374	2,451	13,825
Revenues	$546	$245	$791	$155	$946
Adjusted EBITDA(3)	365	214	579	134	713
Funds From Operations(3)	$165	$165	$330	$97	$427
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	7,989	3,914	11,903	2,714	14,617
Generation (GWh) – actual(1)(2)	7,859	3,856	11,715	2,576	14,291
Revenues	$575	$269	$844	$216	$1,060
Adjusted EBITDA(3)	412	214	626	168	794
Funds From Operations(3)	$224	$161	$385	$127	$512

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2015”.

North America

Generation from the portfolio was 11,374 GWh, below the long-term average of 12,537 GWh and lower than prior year generation of 11,715 GWh.

Revenues totaling $791 million represent a decrease of $53 million. Funds From Operations totaling  $330  million represent a decrease of $55 million.

United States

Generation from the portfolio was 7,582 GWh, below the long-term average of 8,566 GWh and lower than prior year generation of 7,859 GWh. Generation decreased 828 GWh due to lower inflows, largely in the first half of this year, across the portfolio. A full period’s contribution from facilities acquired in 2014 resulted in incremental generation of 551 GWh.

Revenues totaling $546 million represent a decrease of $29 million. The lower generation impacted revenues by $56 million. Wholesale prices for both energy and capacity continue to trend higher relative to the cyclical lows experienced during the last few years and, accordingly, our merchant facilities continue to perform above our expectations. However, merchant pricing did not reach the peaks we experienced in the prior year, particularly in the first quarter of 2014, and the impact was an $11 million reduction in revenues. A full period’s contribution from facilities acquired in 2014 resulted in incremental revenues of $38 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Funds From Operations totaling $165 million represent a decrease of $59 million, primarily attributable to the decrease in revenues, a reduction in our share of the cash earnings from our equity-accounted pumped-storage facility in Massachusetts, and higher operating and borrowing costs largely associated with the growth in our portfolio.

Canada

Generation from the portfolio was 3,792 GWh, below the long-term average of 3,971 GWh and lower than prior year generation of 3,856 GWh. Strong hydrological conditions at our facilities in British Columbia were offset by lower inflows in Quebec and Ontario. The facility in British Columbia commissioned in 2014 provided incremental generation of 50 GWh.

Revenues totaling $245 million represent a decrease of $24 million. The decrease in revenues due to lower generation was partially offset by the annual escalations in our power purchase agreements, the net impact of which was $5 million. The commissioned facility contributed $7 million. The appreciation of the U.S. dollar impacted revenues by $26 million, but operating and borrowing costs were also affected and the net impact was fully offset by the ongoing foreign currency hedging program.

Funds From Operations totaling $165 million represent an increase of $4 million.

Latin America

Generation from the portfolio was 2,451 GWh, below the long-term average of 2,976 GWh and lower than prior year generation of 2,576 GWh. Generation decreased 393 GWh as hydrology in Brazil continues to be affected by the drought conditions. However, the impact was reduced by our participation in the Brazilian balancing pool. The recently acquired facilities in Brazil contributed 268 GWh, below the long-term average of 312 GWh.

Revenues totaling $155 million represent a decrease of $61 million. The impact on revenues from the lower generation was partially offset by the strong power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, and by amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. The recently acquired facilities contributed $13 million of revenues. The appreciation of the U.S. dollar impacted revenues by $54 million, but also affected operating and borrowing costs, resulting in a net decrease in Funds From Operations of $32 million.

Funds From Operations totaling $97 million represent a decrease of $30 million. The net reduction in revenues was partly offset by compensation of $17 million related to our election to not renew expired concession agreements for two Brazilian facilities. Operating and borrowing costs, and the cash portion of non-controlling interests increased by a total of $13 million primarily due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	1,048	854	1,902	294	1,050	3,246
Generation (GWh) – actual(1)(2)	746	671	1,417	322	1,072	2,811
Revenues	$82	$72	$154	$16	$93	$263
Adjusted EBITDA(3)	65	57	122	15	70	207
Funds From Operations(3)	$20	$34	$54	$4	$23	$81
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	1,120	854	1,974		N/A	591	2,565
Generation (GWh) – actual(1)(2)	940	731	1,671		N/A	592	2,263
Revenues	$106	$87	$193	$	N/A	$18	$211
Adjusted EBITDA(3)	71	72	143		N/A	11	154
Funds From Operations(3)	$13	$43	$56	$	N/A	$13	$69

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2015”.

North America

Generation from the portfolio was 1,417 GWh, below the long-term average of 1,902 GWh and lower than prior year generation of 1,671 GWh.

Revenues totaling $154 million represent a decrease of $39 million. Funds From Operations totaling $54 million represent a decrease of $2 million.

United States

Generation from the portfolio of 746 GWh was below the long-term average of 1,048 GWh and prior year generation of 876 GWh, primarily attributable to lower wind conditions in California in the first half of this year.

Revenues totaling $82 million represent a decrease of $16 million primarily attributable to the decrease in generation over the prior year. Funds From Operations totaling $20 million represent a decrease of $4 million.

The 102 MW wind facility in California sold at the beginning of the quarter had contributed 64 GWh in generation, $8 million in revenues, and $1 million in Funds From Operations in the prior year.  Our share of the gain on the sale of the wind facility recognized in this quarter was $12 million.

Canada

Generation from the portfolio of 671 GWh was below the long-term average of 854 GWh and lower than prior year generation of 731 GWh, attributable to lower wind conditions in the first half of this year.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Revenues totaling $72 million represent a decrease of $15 million. The decrease in revenues attributable to the lower generation was partially offset by annual escalations in our power purchase agreements. Funds From Operations totaling $34 million represent a decrease of $9 million primarily attributable to the decrease in revenues, as the impact of the appreciation of the U.S. dollar on operating and borrowing costs partially offset the effect on revenues.

Latin America

Generation from our recently acquired wind portfolio in Brazil of 322  GWh was above the long-term average 294  GWh.

Revenues and Funds From Operations totaled $16  million and $4 million, respectively.

Europe

Generation from the portfolio of 1,072 GWh was consistent with the long-term average of 1,050 GWh. Generation from our existing facilities in Ireland was 633 GWh, above the long-term average of 613 GWh and an increase of 101 GWh from the prior year primarily due to a return to normal wind conditions over the last two quarters. The facilities commissioned in Ireland during the first half of 2015 contributed an incremental 186 GWh and produced in line with the long-term average. Our recently acquired portfolio in Portugal contributed 193  GWh, also consistent with the long-term average.

Revenues and Funds From Operations totaled $93 million and $23 million, respectively. The Irish and Portuguese portfolios contributed Funds From Operations of $19 million and $4 million, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2014 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $17.5 billion as at September 30, 2015 as compared to $18.6 billion as at December 31, 2014. During the nine months ended September 30, 2015, the acquisition of 163 MW of hydroelectric facilities, 273 MW of wind facilities, 175 MW of biomass facilities, and a wind development pipeline of approximately 1,200 MW totaled $1,160 million. The development and construction of power generating assets totaled $194 million. In the second quarter sufficient information, including securing long-term contracts for the sale of generation (see “Contract Profile”), became available to allow us to determine the fair value of two hydroelectric development projects in Brazil with total capacity of 53 MW. Accordingly, the construction work in progress associated with these two projects was revalued, resulting in an increase in fair value of $39 million. The 102 MW wind facility in California sold during the quarter had been recorded at a carrying amount of $230 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $1.7 billion. We also recognized depreciation expense of $472 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Note 11 - Property, plant and equipment, at fair value in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. The debt to total capitalization ratio increased from December 31, 2014 due primarily to the impact of the appreciation of the U.S. dollar on foreign denominated net assets.

Capitalization

The following table summarizes the capitalization using book values:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$461	$401
Corporate borrowings(1)	1,422	1,286
Subsidiary borrowings(2)	5,733	5,991
Long-term indebtedness	7,616	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,330	2,495
Equity	7,833	8,881
Total capitalization	$17,779	$19,054
Debt to total capitalization	43%	40%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the nine months ended September 30, 2015 we completed the following financings:

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million.

Corporate borrowings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

Subsidiary borrowings

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, we refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50% equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, we assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, we assumed R$631 million ($197 million) of debt

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, we assumed R$254 million ($83 million) of debt with variable interest rates of the Brazilian Interbank Deposit Certificate rate plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, we secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Cash and cash equivalents	$106	$150
Credit facilities
Authorized credit facilities	1,510	1,480
Draws on credit facilities(1)	(461)	(401)
Issued letters of credit	(205)	(227)
Available portion of credit facilities	844	852
Available liquidity	$950	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at September 30, 2015:

(MILLIONS)	Balance of 2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$24	$355	$778	$770	$59	$1,241	$3,227
Canada	14	122	46	48	47	1,266	1,543
	38	477	824	818	106	2,507	4,770
Latin America	7	28	28	38	39	214	354
Europe	21	46	49	53	56	437	662
	66	551	901	909	201	3,158	5,786
Corporate borrowings and
credit facilities(1)	-	225	-	150	-	1,513	1,888
Equity-accounted investments	-	-	125	-	-	34	159
	$66	$776	$1,026	$1,059	$201	$4,705	$7,833

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $4 million and $62 million of unamortized premiums and deferred financing fees, respectively.

The remaining subsidiary borrowings due in 2015 are normal course principal repayments. Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity.  Maturities of subsidiary borrowings in 2016 include $190 million on our portfolio of hydroelectric facilities in the Southeastern United States, and $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2015	2014	2015	2014
Corporate borrowings	6.8	6.7	5.0	5.3
Subsidiary borrowings	9.6	10.4	5.5	5.3
Credit facilities	4.8	4.5	1.4	1.4

During the nine months ended September 30, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and also increasing the average term.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	2,127	9,481	9,080	7,000	7,000
Canada	1,203	4,681	4,634	4,634	4,624
	3,330	14,162	13,714	11,634	11,624
Latin America	896	3,627	3,278	2,981	2,969
	4,226	17,789	16,992	14,615	14,593
Wind
North America
United States	195	1,010	1,010	1,010	1,010
Canada	343	1,197	1,197	1,197	1,197
	538	2,207	2,207	2,207	2,207
Latin America	141	560	560	560	560
Europe	421	1,433	1,433	1,433	1,433
	1,100	4,200	4,200	4,200	4,200
Other	137	481	486	534	534
	5,463	22,470	21,678	19,349	19,327
Uncontracted	849	3,343	4,183	6,512	6,534
Total long-term average	6,312	25,813	25,861	25,861	25,861
Long-term average on a proportionate basis(3)	4,694	19,363	19,390	19,392	19,392

Contracted generation - as at September 30, 2015
% of total generation	87%	87%	84%	75%	75%
% of total generation on a proportionate basis(3)	93%	90%	88%	82%	82%

Price per MWh - total generation	$69	$72	$72	$77	$78
Price per MWh - total generation on a
proportionate basis	69	73	72	75	76

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 451 GWh for 2015, 2,481 GWh for 2016 and 2,080 GWh for 2017 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

The following changes were made to the contract profile for the nine months ended September 30, 2015:

•         Included power purchase agreements associated with the acquisitions of the 488 MW multi-technology renewable energy portfolio in Brazil and the 123 MW wind portfolio in Portugal

•         Included power purchase agreements associated with our commissioned 12 MW wind facility in Ireland

•         Included long-term contracts for three hydroelectric development projects in Brazil, representing 72 MW of generating capacity

•         Eliminated the contract for the 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of: Brookfield (42%), public power authorities (24%), industrial users (23%) and distribution companies (11%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$17,511	$18,566
Equity-accounted investments	239	273
Total assets	18,697	19,849
Long-term debt and credit facilities	7,616	7,678
Deferred income tax liabilities	2,485	2,637
Total liabilities	10,864	10,968
Preferred equity	634	728
Participating non-controlling interests - in operating subsidiaries	2,231	2,062
General partnership interest in a holding subsidiary held by Brookfield	48	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,337	2,865
Limited partners' equity	2,583	3,167
Total liabilities and equity	18,697	19,849

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $221 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh annually. The transaction is expected to close in the fourth quarter of 2015, subject to typical closing conditions.  We will retain a 100% interest in these facilities.

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2015, the letters of credit issued were $75 million (2014: $125 million).

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$95	$99	$350	$280
Wind levelization agreement	2	2	6	5
	$97	$101	$356	$285
Direct operating costs
Energy purchases	$(1)	$(1)	$(5)	$(8)
Energy marketing fee	(6)	(6)	(17)	(16)
Insurance services	(7)	(7)	(20)	(21)
	$(14)	$(14)	$(42)	$(45)
Management service costs	$(11)	$(14)	$(38)	$(38)

Revenues from power purchase and revenue agreements for the nine months ended September 30, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the first quarter of 2015, and the impact of power purchase agreements for certain recently acquired facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the interim consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Cash flow provided by (used in):
Operating activities	$160	$188	$556	$640
Financing activities	(179)	510	134	1,323
Investing activities	24	(716)	(716)	(1,962)
Foreign exchange loss on cash	(12)	(11)	(18)	(8)
Decrease in cash and cash equivalents	$(7)	$(29)	$(44)	$(7)

Cash and cash equivalents as at September 30, 2015 totaled $106 million, representing a decrease of $44 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $160 million for the third quarter of 2015 represent a decrease of $28 million primarily attributable to the increase in Funds From Operations offset by changes in working capital balances.

Cash flows provided by operating activities totaling $556 million for the nine months ended September 30, 2015 represent a decrease of $84 million primarily attributable to the decrease in Funds From Operations and changes in working capital balances.

Financing Activities

Cash flows used in financing activities totaled $179 million for the third quarter of 2015. Long-term debt – borrowings were $148 million, and related primarily to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $143 million. The capital provided by participating non-controlling interests – in operating subsidiaries related to the growth in our portfolio, and amounted to $37 million.

For the third quarter of 2015, distributions paid to LP Unitholders were $115 million (2014: $107 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $100 million (2014: $54 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $134 million for the nine months ended September 30, 2015. Long-term debt – borrowings were $938 million, and related to the growth in our portfolio and the issuance of medium-term corporate notes during the first quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $698 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $460 million.

For the nine months ended September 30, 2015, distributions paid to LP Unitholders were $346 million (2014: $374 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the first quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $214 million (2014: $125 million). See “Dividends and Distributions” for further details.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Investing Activities

Cash flows provided by investing activities for the third quarter of 2015 totaled $24 million. Proceeds from the sale of the 102 MW wind facility in California were $143 million. Our continued investment in the development and construction of power generating assets was $59 million and sustainable capital expenditures totaled $21 million.

Cash flows used in investing activities for the nine months ended September 30, 2015 totaled $716 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $663 million. Proceeds from the sale of the 102 MW wind facility in California were $143 million. In addition, our continued investment in the development and construction of power generating assets was $137 million and sustainable capital expenditures totaled $49 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the August 1, 2015 to October 31, 2015 dividend period was paid on October 31, 2015 at an annual rate of 3.2% (C$0.201393 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

For the period ended September 30, 2015, 78,537 Class A Preference Shares were repurchased at a cost of $1 million, and cancelled.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million and $6 million were made during the three and nine months ended September 30, 2015.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. We repurchased and cancelled 163,100 LP Units during the nine months ended September 30, 2015 at a cost of $5 million under the normal course issuer bid (refer to Note 13 - Limited partners’ equity in our September 30, 2015 consolidated financial statements).

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Sep 30, 2015	Dec 31, 2014
Class A Preference Shares
Series 1	5,449,675	10,000,000
Series 2	4,510,389	-
Series 3	9,961,399	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	33,921,463	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	112,600	121,941
Repurchase of LP Units for cancellation	(163,100)	-
Balance, end of period/year	143,306,354	143,356,854

Total LP Units on a fully-exchanged basis(1)	272,964,977	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,279,368	103,329,868
	143,306,354	143,356,854

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2015	2014	2015	2014	2015	2014	2015	2014
Class A Preference Shares
Series 1	$2	$3	$1	$3	$5	$9	$6	$9
Series 2	1	-	1	-	2	-	1	-
Series 3	2	3	3	3	6	8	7	8
Series 5	1	2	1	2	5	6	5	6
Series 6	1	2	1	2	5	6	5	6
	$7	$10	$7	$10	$23	$29	$24	$29

Participating non-controlling
interests - in operating
subsidiaries	$93	$44	$93	$44	$190	$96	$190	$96

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$3	$3	$3	$3
Incentive distribution	2	1	2	1	6	2	6	2
	$3	$2	$3	$2	$9	$5	$9	$5

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$54	$50	$54	$50	$163	$151	$162	$181

Limited partners' equity
Brookfield Asset Management	16	16	16	16	50	47	50	56
External LP Unitholders	43	40	42	39	130	113	125	132
	$59	$56	$58	$55	$180	$160	$175	$188

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2014 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2014 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2015			2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Generation (GWh) - LTA(1)(2)	5,459	7,199	6,516	5,770	5,065	6,440	6,021	5,380
Generation (GWh) - actual(1)(2)	4,992	6,400	5,823	5,839	4,383	6,341	5,985	5,268
Revenues	$337	$458	$441	$408	$342	$474	$480	$393
Adjusted EBITDA(3)	242	339	338	273	223	360	360	272
Funds From Operations(3)	80	146	153	116	61	198	185	137
Net income (loss)
Non-controlling interests
Preferred equity	7	8	8	9	10	10	9	10
Participating non-controlling
interests - in operating subsidiaries	37	10	14	(8)	(2)	21	40	(7)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	1	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(8)	8	14	14	(16)	20	37	10
Limited partners' equity	(9)	9	15	16	(17)	21	38	11
	27	35	51	31	(25)	72	125	24
Basic and diluted (loss) earnings
per LP Unit	(0.07)	0.07	0.10	0.11	(0.13)	0.15	0.29	0.08
Average LP Units outstanding (millions)	143.3	143.4	143.4	143.3	143.3	135.3	133.0	132.9
Distributions:
Preferred equity	7	8	8	9	10	10	9	10
General partnership interest in a
holding subsidiary held by Brookfield	3	3	3	1	2	1	2	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	54	54	55	50	50	51	50	47
Limited partners' equity	59	60	61	56	56	53	51	48

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" , “Financial Review by Segments for the Three  Months Ended September 30, 2015” and “Financial Review by Segments for the Nine Months Ended September 30, 2015”.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In October 2015, we completed a $400 million bond financing associated with our 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, we also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. We retain a 50%, equity-accounted interest in this facility.

In October 2015, we entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate generating capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. We are pursuing this transaction with our institutional partners, and expect to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter 2016, subject to typical closing conditions.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) and cash flows from operating activities for the three months ended September 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$257	$70	$10	$337	$342
Other income(2)(3)	30	12	-	42	3
Share of cash earnings from equity-accounted
investments	5	-	-	5	10
Direct operating costs	(103)	(26)	(13)	(142)	(132)
Adjusted EBITDA(4)	189	56	(3)	242	223
Interest expense - borrowings	(62)	(25)	(20)	(107)	(106)
Management service costs	-	-	(11)	(11)	(14)
Current income taxes	(7)	1	(1)	(7)	(5)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(7)	(7)	(10)
Participating non-controlling interests - in
operating subsidiaries	(20)	(10)	-	(30)	(27)
Funds From Operations(4)	$100	$22	$(42)	$80	$61
Less: adjusted sustaining capital expenditures(5)				(15)	(15)
Adjusted Funds From Operations(4)				65	46
Add: adjusted sustaining capital expenditures				15	15
Add: cash portion of non-controlling interests(2)				78	37
Other items:
Depreciation and amortization				(153)	(145)
Unrealized financial instruments (loss) gain				(1)	9
Share of non-cash loss from equity-
accounted investments				(2)	(3)
Deferred income tax recovery				26	27
Other				(1)	(11)
Net income (loss)				$27	$(25)
Adjustments for non-cash items				70	107
Dividends received from equity accounted
investments				6	10
Changes in due to or from related parties				18	8
Net change in working capital balances				39	88
Cash flows from operating activities				$160	$188

(1)       Other includes biomass and Co-gen.

(2)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and Note 15 - Other income in our interim consolidated financial statements. Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(3)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(4)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(5)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the nine months ended September 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$946	$263	$27	$1,236	$1,296
Other income(2)(3)	51	21	3	75	8
Share of cash earnings from equity-accounted
investments	18	-	-	18	25
Direct operating costs	(302)	(77)	(31)	(410)	(386)
Adjusted EBITDA(4)	713	207	(1)	919	943
Fixed earnings adjustment(5)	-	-	-	-	11
Interest expense - borrowings	(186)	(77)	(63)	(326)	(309)
Management service costs	-	-	(38)	(38)	(38)
Current income taxes	(17)	1	(1)	(17)	(19)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(23)	(23)	(29)
Participating non-controlling interests - in
operating subsidiaries	(83)	(50)	(3)	(136)	(115)
Funds From Operations(4)	$427	$81	$(129)	$379	$444
Less: adjusted sustaining capital expenditures(6)				(45)	(43)
Adjusted Funds From Operations(4)				334	401
Add: adjusted sustaining capital expenditures				45	43
Add: cash portion of non-controlling interests(5)				200	144
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(472)	(400)
Unrealized financial instruments (loss) gain				(9)	5
Share of non-cash loss from equity-
accounted investments				(8)	(15)
Deferred income tax recovery				38	8
Other				(15)	(3)
Net income				$113	$172
Adjustments for non-cash items				390	379
Dividends received from equity accounted
investments				26	28
Changes in due to or from related parties				11	14
Net change in working capital balances				16	47
Cash flows from operating activities				$556	$640

(1)       Other includes biomass and Co-gen.

(2)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and Note 15 - Other income in our interim consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(3)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(4)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(5)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(6)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the potential for separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations, and as our contracts expire, not being able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; increased regulation of our operations; general regulatory risks relating to the power markets in which we operate; our concessions and licenses not being renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, government and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

with the construction, development and operation of our generating facilities; arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership; and we are not subject to the same disclosure requirements as a U.S. domestic issuer.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income (loss) and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 16 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$106	$150
Restricted cash		223	232
Trade receivables and other current assets		202	201
Financial instrument assets	5	21	48
Due from related parties		33	63
		585	694
Financial instrument assets	5	9	18
Equity-accounted investments	7	239	273
Property, plant and equipment, at fair value	8	17,511	18,566
Deferred income tax assets	11	155	142
Other long-term assets		198	156
		$18,697	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$299	$253
Financial instrument liabilities	5	132	99
Due to related parties		67	79
Current portion of long-term debt	10	527	256
		1,025	687
Financial instrument liabilities	5	77	75
Long-term debt and credit facilities	10	7,089	7,422
Deferred income tax liabilities	11	2,485	2,637
Other long-term liabilities		188	147
		10,864	10,968
Equity
Non-controlling interests
Preferred equity	12	634	728
Participating non-controlling interests - in operating
subsidiaries	12	2,231	2,062
General partnership interest in a holding subsidiary
held by Brookfield	12	48	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	12	2,337	2,865
Limited partners' equity	13	2,583	3,167
		7,833	8,881
		$18,697	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2015	2014
Revenues	6	$337	$342	$1,236	$1,296
Other income	4, 15	83	3	116	8
Direct operating costs	6	(142)	(132)	(410)	(386)
Management service costs	6	(11)	(14)	(38)	(38)
Interest expense – borrowings	10	(107)	(106)	(326)	(309)
Share of earnings from equity-accounted
investments	7	3	7	10	10
Unrealized financial instruments (loss) gain	5	(1)	9	(9)	5
Depreciation	8	(153)	(145)	(472)	(400)
Other		(1)	(11)	(15)	(3)
Income (loss) before income taxes		8	(47)	92	183
Income tax recovery(expense)
Current	11	(7)	(5)	(17)	(19)
Deferred	11	26	27	38	8
		19	22	21	(11)
Net income (loss)		$27	$(25)	$113	$172
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	12	$7	$10	$23	$29
Participating non-controlling interests - in
operating subsidiaries	12	37	(2)	61	59
General partnership interest in a holding
subsidiary held by Brookfield	12	-	-	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	12	(8)	(16)	14	41
Limited partners' equity	13	(9)	(17)	15	42
		$27	$(25)	$113	$172
Basic and diluted (loss) earnings per LP Unit		$(0.07)	$(0.13)	$0.10	$0.31

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED	Notes	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)		2015	2014	2015	2014
Net income (loss)		$27	$(25)	$113	$172
Other comprehensive (loss) income that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	8	-	-	39	-
Actuarial loss on defined benefit plans		-	(10)	-	(10)
Deferred income taxes on above items	11	-	3	-	3
Total items that will not be reclassified to net income (loss)		-	(7)	39	(7)
Other comprehensive loss that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow
hedges
Loss arising during the period	5	(44)	(2)	(23)	(55)
Reclassification adjustments for amounts
recognized in net income (loss)	5	(7)	(3)	(25)	5
Unrealized loss on available-for-sale securities		(18)	-	(25)	-
Foreign currency translation		(596)	(304)	(1,020)	(201)
Deferred income taxes on above items	11	8	(3)	2	7
Total items that may be reclassified subsequently to
net income (loss)		(657)	(312)	(1,091)	(244)
Other comprehensive loss		(657)	(319)	(1,052)	(251)
Comprehensive loss		$(630)	$(344)	$(939)	$(79)
Comprehensive loss attributable to:
Non-controlling interests
Preferred equity	12	$(35)	$(27)	$(70)	$(12)
Participating non-controlling interests - in
operating subsidiaries	12	(104)	(38)	(101)	29
General partnership interest in a holding
subsidiary held by Brookfield	12	(4)	(3)	(7)	(1)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	12	(231)	(135)	(361)	(46)
Limited partners' equity	13	(256)	(141)	(400)	(49)
		$(630)	$(344)	$(939)	$(79)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available -	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503
Net income	(17)	-	-	-	-	-	(17)	10	(2)	-	(16)	(25)
Other comprehensive (loss) income	-	(120)	-	(3)	(1)	-	(124)	(37)	(36)	(3)	(119)	(319)
LP Units issued
Capital contributions	-	-	-	-	-	-	-	-	273	-	-	273
Distributions or dividends declared	(56)	-	-	-	-	-	(56)	(10)	(45)	(2)	(50)	(163)
Other	(4)	-	-	-	-	-	(4)	-	1	1	3	1
Change in period	(77)	(120)	-	(3)	(1)	-	(201)	(37)	191	(4)	(182)	(233)
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$-	$2,762	$756	$2,202	$51	$2,499	$8,270

Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650
Net (loss) income	(9)	-	-	-	-	-	(9)	7	37	-	(8)	27
Other comprehensive loss	-	(226)	-	-	(13)	(8)	(247)	(42)	(141)	(4)	(223)	(657)
LP Units and preferred shares purchased
for cancellation (Note 12, 13)	(4)	-	-	-	-	-	(4)	(1)	-	-	-	(5)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	37	-	-	37
Distributions or dividends declared	(59)	-	-	-	-	-	(59)	(7)	(93)	(3)	(54)	(216)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	-	-	-	-	-	-	-	-	(3)	1	(2)	(4)
Change in period	(71)	(226)	-	-	(13)	(8)	(318)	(43)	(163)	(6)	(287)	(817)
Balance, as at September 30, 2015	$(410)	$(650)	$3,701	$(9)	$(38)	$(11)	$2,583	$634	$2,231	$48	$2,337	$7,833

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available-	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
NINE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$-	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	42	-	-	-	-	-	42	29	59	1	41	172
Other comprehensive (loss) income	-	(74)	-	(3)	(14)	-	(91)	(41)	(30)	(2)	(87)	(251)
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	967	-	-	967
Distributions or dividends declared	(160)	-	-	-	-	-	(160)	(29)	(97)	(5)	(151)	(442)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	(2)	-	(2)	-	-	-	(4)	1	-	2	2	1
Change in period	129	(74)	(2)	(3)	(14)	-	36	(40)	899	(3)	(158)	734
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$-	$2,762	$756	$2,202	$51	$2,499	$8,270

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	-	15	23	61	-	14	113
Other comprehensive loss	-	(409)	16	-	(11)	(11)	(415)	(93)	(162)	(7)	(375)	(1,052)
LP Units and preferred shares purchased
for cancellation (Note 12, 13)	(5)	-	-	-	-	-	(5)	(1)	-	-	-	(6)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(180)	-	-	-	-	-	(180)	(23)	(190)	(9)	(163)	(565)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	3
Other	(2)	-	-	-	-	-	(2)	-	-	5	(4)	(1)
Change in period	(169)	(409)	16	-	(11)	(11)	(584)	(94)	169	(11)	(528)	(1,048)
Balance, as at September 30, 2015	$(410)	$(650)	$3,701	$(9)	$(38)	$(11)	$2,583	$634	$2,231	$48	$2,337	$7,833

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
UNAUDITED		Sep 30		Sep 30
(MILLIONS)		2015	2014	2015	2014
Operating activities
Net income (loss)		$27	$(25)	$113	$172
Adjustments for the following non-cash items:
Depreciation	8	153	145	472	400
Unrealized financial instrument loss	5	1	(9)	9	(5)
Share of earnings from equity accounted investments	7	(3)	(7)	(10)	(10)
Deferred income tax recovery	11	(26)	(27)	(38)	(8)
Gain on disposal	4, 15	(53)	-	(53)	-
Other non-cash items		(2)	5	10	2
Dividends received from equity-accounted investments	7	6	10	26	28
Changes in due to or from related parties		18	8	11	14
Net change in working capital balances		39	88	16	47
		160	188	556	640
Financing activities
Long-term debt - borrowings	10	148	420	938	1,126
Long-term debt - repayments	10	(143)	(22)	(698)	(556)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	12	37	273	460	967
Issuance of LP Units		-	-	-	285
Repurchase of LP Units and preferred shares	12, 13	(6)	-	(6)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	12	(93)	(44)	(190)	(96)
To preferred shareholders		(7)	(10)	(24)	(29)
To unitholders of Brookfield Renewable or BRELP	12, 13	(115)	(107)	(346)	(374)
		(179)	510	134	1,323
Investing activities
Acquisitions	3	(3)	(599)	(663)	(1,827)
Investment in:
Sustaining capital expenditures	8	(21)	(42)	(49)	(69)
Development and construction of renewable power
generating assets	8	(59)	(36)	(137)	(53)
Investment tax credits related to renewable power
generating assets	8	-	11	-	23
Proceeds from disposal of assets	4	143	-	143	-
Disposal of (investment in) securities		3	-	(13)	-
Restricted cash and other		(39)	(50)	3	(36)
		24	(716)	(716)	(1,962)
Foreign exchange loss on cash		(12)	(11)	(18)	(8)
Cash and cash equivalents
Decrease		(7)	(29)	(44)	(7)
Balance, beginning of period		113	225	150	203
Balance, end of period		$106	$196	$106	$196
Supplemental cash flow information:
Interest paid		$61	$54	$268	$251
Interest received		5	3	13	8
Income taxes paid		8	6	27	28

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on November 3, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million). In August 2015, the remaining non-controlling interests were acquired for R$9 million ($3 million).

The total acquisition costs of $2 million were expensed as incurred.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. There is a maximum potential contingent consideration of £63 million ($97 million) undiscounted relating to the build-out of the development pipeline.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

During the nine months ended September 30, 2015, the purchase price allocations for the acquisitions completed during the nine months ended September 30, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

4.  DISPOSAL OF assets

In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, inclusive of working capital adjustments of $7 million. The resulting gain on disposition of $53 million, net of $4 million of transaction costs, was recognized in the Consolidated Statements of Income (Loss) within the Other income line item. Brookfield Renewable’s interest was approximately 22%.

As a result of the disposition, the accumulated revaluation surplus of $4 million post-tax was reclassified from other comprehensive income directly to equity. Further, other comprehensive income of $3 million post-tax on financial instruments designated as cash flow hedges was reclassified to the Consolidated Statements of Income (Loss) within the Other line item. Deferred income taxes associated with the disposal were $5 million.

Summarized financial information relating to the disposal of the facility is shown below:

(MILLIONS)	July 2, 2015
Net proceeds, including working capital adjustments and less transaction costs	$139
Carrying value
Assets	238
Liabilities	(152)
86

Gain on disposal	$53

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

5.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$106	$-	$-	$106	$150
Restricted cash(1)	373	-	-	373	313
Financial instrument assets(1)
Energy derivative contracts	-	26	-	26	31
Foreign exchange swaps	-	4	-	4	35
Available-for-sale investments(2)	14	-	-	14	31
Property, plant and equipment	-	-	17,511	17,511	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Interest rate swaps	-	(192)	-	(192)	(170)
Foreign exchange swaps	-	(17)	-	(17)	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(8,268)	-	(8,268)	(8,434)
Total	$493	$(8,447)	$17,511	$9,557	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the nine months ended September 30, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$26	$-	$(26)	$(31)
Interest rate swaps	-	192	192	170
Foreign exchange swaps	4	17	13	(31)
Total	30	209	179	108
Less: current portion	21	132	111	51
Long-term portion	$9	$77	$68	$57

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$2	$(1)	$4	$(1)
Interest rate swaps	(1)	-	1	1
Foreign exchange swaps	(2)	10	(14)	5
	$(1)	$9	$(9)	$5

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$9	$(3)	$13	$(4)
Interest rate swaps	(47)	(9)	(34)	(63)
Foreign exchange swaps	(6)	10	(2)	12
	$(44)	$(2)	$(23)	$(55)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$(6)	$(3)	$(23)	$3
Interest rate swaps	(1)	-	(2)	2
	$(7)	$(3)	$(25)	$5

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

6.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$95	$99	$350	$280
Wind levelization agreement	2	2	6	5
	$97	$101	$356	$285
Direct operating costs
Energy purchases	$(1)	$(1)	$(5)	$(8)
Energy marketing fee	(6)	(6)	(17)	(16)
Insurance services	(7)	(7)	(20)	(21)
	$(14)	$(14)	$(42)	$(45)
Management service costs	$(11)	$(14)	$(38)	$(38)

7. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2015	Sep 30, 2015	Dec 31, 2014
Balance, beginning of period/year	$251	$273	$290
California hydroelectric step acquisition	-	-	(39)
Revaluation recognized through OCI	-	-	56
Share of OCI	-	-	1
Share of net income	3	10	3
Dividends declared	(6)	(26)	(27)
Foreign exchange loss	(9)	(18)	(11)
Balance, end of period/year	$239	$239	$273

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenue	$21	$30	$70	$95
Net income	5	14	18	20
Share of net income (loss)
Cash earnings	5	10	18	25
Non-cash loss	(2)	(3)	(8)	(15)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

8.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(1,412)	(267)	(52)	(1,731)
Additions	112	37	45	194
Acquisitions through business combinations	307	624	229	1,160
Disposal(4)	-	(230)	-	(230)
Transfers and other	(7)	(8)	-	(15)
Change in fair value recognized through OCI(5)	39	-	-	39
Depreciation	(305)	(161)	(6)	(472)
As at September 30, 2015	$13,944	$3,310	$257	$17,511

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes biomass and  co-generation (“Co-gen”).

(3)       Includes construction work in process (“CWIP”) of $468 million.

(4)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4.

(5)       Sufficient information regarding two hydroelectric development projects in Brazil became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with these two projects was revalued.

9.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$129	$131
Interest payable on corporate and subsidiary borrowings	88	44
Accounts payable	36	29
LP Unitholders’ distribution and preferred dividends payable(1)	19	19
Other	27	30
	$299	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

10.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	3.1	$150	5.3	3.8	$172
Series 4 (C$150)	5.8	21.1	113	5.8	21.9	129
Series 6 (C$300)	6.1	1.2	225	6.1	1.9	258
Series 7 (C$450)	5.1	5.0	337	5.1	5.8	388
Series 8 (C$400)	4.8	6.4	301	4.8	7.1	344
Series 9 (C$400)	3.8	9.7	301	-	-	-
	5.0	6.8	$1,427	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	7.3	$3,227	5.3	8.3	$3,468
Canada	5.6	13.3	1,543	5.7	13.8	1,798
	5.4	9.3	4,770	5.4	10.2	5,266
Latin America	9.7	11.7	354	7.3	10.4	189
Europe	3.9	11.2	662	3.5	12.5	594
	5.5	9.6	$5,786	5.3	10.4	$6,049
Credit facilities	1.4	4.8	$461	1.4	4.5	$401
Total debt			$7,674			$7,741
Add: Unamortized premiums(1)			4			8
Less: Unamortized financing fees(1)			(62)			(71)
Less: Current portion			(527)			(256)
			$7,089			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 14  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50% equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, Brookfield Renewable secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 17 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,510	$1,480
Draws on credit facilities(1)	(461)	(401)
Issued letters of credit	(205)	(227)
Available portion of credit facilities	$844	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

During the nine months ended September 30, 2015, Brookfield Renewable borrowed $279 million from, and repaid $279 million to, a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

11.  Income taxes

Brookfield Renewable’s effective income tax rate was negative 22.8% for the nine months ended September 30, 2015 (2014: 6%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

12. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$634	$728
Participating non-controlling interests - in operating subsidiaries	2,231	2,062
General partnership interest in a holding subsidiary held by Brookfield	48	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,337	2,865
Total	$5,250	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months
	Shares	dividend	redemption	ended September 30		Sep 30	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$5	$9	$102	$214
Series 2 (C$113)	4.51	3.20%	Apr 30, 2020	2	-	84	-
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	6	8	186	214
Series 5 (C$175)	7.00	5.00%	Apr 30, 2018	5	6	131	150
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	5	6	131	150
	33.92			$23	$29	$634	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the August 1, 2015 to October 31, 2015 dividend period was paid on October 31, 2015 at an annual rate of 3.200% (C$0.201393 per share).

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. Repurchases are authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

For the period ended September 30, 2015, 78,537 Series 1, Series 2 and Series 3 Class A Preference Shares were repurchased at a cost of $1 million, and cancelled.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	30	15	15	-	1	61
OCI	(58)	(87)	-	(11)	(6)	(162)
Capital contributions(1)	-	460	-	-	-	460
Distributions	(69)	(110)	(7)	(1)	(3)	(190)
As at September 30, 2015	$817	$1,215	$134	$20	$45	$2,231
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

As at September 30, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$3	$3
Incentive distribution	2	1	6	2
	$3	$2	$9	$5

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$54	$50	$163	$151
	$57	$52	$172	$156

13. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2015, LP Units outstanding were 143,306,354 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and nine months ended September 30, 2015, 36,512 LP Units and 112,600 LP Units, respectively (2014: 25,874 and 95,112 LP Units) were issued under the distribution reinvestment plan.

LP Units Purchased for Cancellation – Normal course issuer bid

For the three and nine months ended September 30, 2015, 138,900 LP Units and 163,100 LP Units, respectively were purchased at a cost of $4 million and $5 million, respectively. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were authorized to commence on December 29, 2014 and will terminate on December 28, 2015, or earlier should Brookfield Renewable complete its repurchases prior to such date. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units.  All LP Units acquired under the normal course issuer bid are cancelled.  Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at September 30, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2015, Brookfield Renewable declared distributions on its LP Units of $59 million or $0.415 per LP Unit and $180 million or $1.245 per LP Unit, respectively (2014: $56 million and $160 million or $0.3875 per LP Unit and $1.1625 per LP Unit).

The composition of the distribution for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Brookfield	$16	$16	$50	$47
External LP Unitholders	43	40	130	113
	$59	$56	$180	$160

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

14.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2015:
Current assets	$21	$-	$1,453	$591	$(1,480)	$585
Long-term assets	2,584	626	-	18,106	(3,204)	18,112
Current liabilities	22	9	26	2,448	(1,480)	1,025
Long-term liabilities	-	-	1,422	9,037	(620)	9,839
Preferred equity	-	634	-	-	-	634
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,231	-	2,231
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,337	-	2,337
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2015
Revenues	$-	$-	$-	$337	$-	$337
Net income (loss)	(9)	-	-	27	9	27
For the three months ended Sep 30, 2014
Revenues	$-	$-	$-	$342	$-	$342
Net income (loss)	(17)	-	(1)	(24)	17	(25)
For the nine months ended Sep 30, 2015
Revenues	$-	$-	$-	$1,236	$-	$1,236
Net	15	-	(1)	114	(15)	113
For the nine months ended Sep 30, 2014
Revenues	$-	$-	$-	$1,296	$-	$1,296
Net income (loss)	42	-	(1)	173	(42)	172

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 10 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 12 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

15.  Other income

Brookfield Renewable’s other income is comprised of the following:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Gain on disposal (Note 4)	$53	$-	$53	$-
Compensation related to expired
Brazilian concession agreements	17	-	17	-
Other	13	3	46	8
	$83	$3	$116	$8

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

16.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates three biomass facilities and two Co-gen facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

In August 2015, Brookfield Renewable announced the promotions of the President and Chief Operating Officer to the Chief Executive Officer, and the Chief Executive Officer to the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments. Accordingly, beginning on the date of the promotions, the CODM includes the Chief Executive Officer and Chief Financial Officer who will evaluate Brookfield Renewable’s results, manage its operations and allocate its resources by segment.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the three months ended
September 30, 2015:
Revenues	$153	$55	$208	$49	$23	$16	$39	$6	$25	$10	$-	$337
Adjusted EBITDA	89	43	132	57	26	10	36	5	15	2	(5)	242
Interest expense - borrowings	(40)	(14)	(54)	(8)	(8)	(7)	(15)	(3)	(7)	(1)	(19)	(107)
Funds From Operations prior to
non-controlling interests	46	29	75	45	18	3	21	2	9	-	(35)	117
Cash portion of non-controlling
interests	(17)	-	(17)	(3)	(3)	-	(3)	(1)	(6)	-	(7)	(37)
Funds From Operations	29	29	58	42	15	3	18	1	3	-	(42)	80
Depreciation	(49)	(17)	(66)	(31)	(13)	(16)	(29)	(3)	(21)	(3)	-	(153)
For the three months ended
September 30, 2014:
Revenues	$151	$64	$215	$60	$28	$19	$47	$-	$18	$2	$-	$342
Adjusted EBITDA	98	47	145	44	17	13	30	-	11	(1)	(6)	223
Interest expense - borrowings	(37)	(19)	(56)	(5)	(10)	(9)	(19)	-	(4)	-	(22)	(106)
Funds From Operations prior to
non-controlling interests	61	28	89	34	7	4	11	-	7	(1)	(42)	98
Cash portion of non-controlling
interests	(14)	-	(14)	(4)	(4)	-	(4)	-	(5)	-	(10)	(37)
Funds From Operations	47	28	75	30	3	4	7	-	2	(1)	(52)	61
Depreciation	(40)	(19)	(59)	(37)	(16)	(19)	(35)	-	(13)	(1)	-	(145)

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the nine months ended
September 30, 2015:
Revenues	$546	$245	$791	$155	$82	$72	$154	$16	$93	$27	$-	$1,236
Adjusted EBITDA	365	214	579	134	65	57	122	15	70	11	(12)	919
Interest expense - borrowings	(121)	(47)	(168)	(18)	(26)	(23)	(49)	(6)	(22)	(2)	(61)	(326)
Funds From Operations prior to
non-controlling interests	236	167	403	107	39	34	73	9	49	8	(111)	538
Cash portion of non-controlling
interests	(71)	(2)	(73)	(10)	(19)	-	(19)	(5)	(26)	(3)	(23)	(159)
Funds From Operations	165	165	330	97	20	34	54	4	23	5	(134)	379
Depreciation	(148)	(59)	(207)	(98)	(42)	(49)	(91)	(6)	(64)	(6)	-	(472)
For the nine months ended
September 30, 2014:
Revenues	$575	$269	$844	$216	$106	$87	$193	$-	$18	$25	$-	$1,296
Adjusted EBITDA	412	214	626	168	71	72	143	-	11	11	(16)	943
Interest expense - borrowings	(113)	(53)	(166)	(15)	(30)	(29)	(59)	-	(4)	-	(65)	(309)
Funds From Operations prior to
non-controlling interests	295	161	456	138	41	43	84	-	18	11	(119)	588
Cash portion of non-controlling
interests	(71)	-	(71)	(11)	(28)	-	(28)	-	(5)	-	(29)	(144)
Funds From Operations	224	161	385	127	13	43	56	-	13	11	(148)	444
Depreciation	(112)	(61)	(173)	(109)	(47)	(55)	(102)	-	(13)	(3)	-	(400)

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income (loss) as presented in the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenues	$337	$342	$1,236	$1,296
Other income(1)(2)	83	3	116	8
Share of cash earnings from equity-accounted investments	5	10	18	25
Direct operating costs	(142)	(132)	(410)	(386)
	283	223	960	943
Less: cash portion of non-controlling interests - other income(1)	(41)	-	(41)	-
Adjusted EBITDA	242	223	919	943
Fixed earnings adjustment(3)	-	-	-	11
Interest expense - borrowings	(107)	(106)	(326)	(309)
Management service costs	(11)	(14)	(38)	(38)
Current income tax expense	(7)	(5)	(17)	(19)
Funds From Operations prior to non-controlling interests	117	98	538	588
Less: cash portion of non-controlling interests
Preferred equity	(7)	(10)	(23)	(29)
Participating non-controlling interests - in operating
subsidiaries	(30)	(27)	(136)	(115)
Funds From Operations	80	61	379	444
Add: cash portion of non-controlling interests(1)	78	37	200	144
Less: fixed earnings adjustment	-	-	-	(11)
Depreciation	(153)	(145)	(472)	(400)
Unrealized financial instruments (loss) gain	(1)	9	(9)	5
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(15)
Deferred income tax recovery	26	27	38	8
Other	(1)	(11)	(15)	(3)
Net income (loss)	$27	$(25)	$113	$172

(1)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and 15 - Other income. Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at September 30, 2015:
Property, plant and
equipment, at fair value	$7,808	$4,481	$12,289	$1,655	$933	$954	$1,887	$248	$1,175	$257	$-	$17,511
Total assets	8,256	4,686	12,942	1,887	1,010	975	1,985	271	1,291	298	23	18,697
Total borrowings	2,737	996	3,733	212	464	533	997	107	649	35	1,883	7,616
Total liabilities	4,205	1,890	6,095	312	588	747	1,335	111	874	77	2,060	10,864
For the nine months ended
September 30, 2015:
Additions to property, plant
and equipment	37	26	63	356	5	3	8	318	335	274	-	1,354
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2015

17.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh annually. The transaction is expected to close in the fourth quarter of 2015, subject to typical closing conditions.  Brookfield Renewable will retain a 100% interest in these facilities.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $221 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 10 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $75 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                          September 30, 2015

18.  subsequent eventS

In October 2015, Brookfield Renewable completed a $400 million bond financing associated with its 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, Brookfield Renewable also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. Brookfield Renewable retains a 50%, equity-accounted interest in this facility.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate generating capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable is pursuing this transaction with its institutional partners, and is expected to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter 2016, subject to typical closing conditions.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                          September 30, 2015

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2014 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com